Delisting Determination, The Nasdaq Stock Market, LLC, October 27, 2022, Creatd Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock and warrant of Creatd Inc., effective at the opening of the trading session on November 7, 2022.
Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1).
The Company was notified of the Staff determination on January 4, 2021.
The Company appealed the determination to a Hearings Panel (Panel) on January 8, 2021. Following an appearance before the Panel, the Company was issued a decision in which the Panel found the Company back in compliance with the Exchange rules and imposing a Panel Monitor for a period of one year from the date of the decision.
While under the Panel Monitor, on March 1, 2022, Exchange Staff issued a new delist determination based on the Company failure to meet the requirement in Listing Rule 5550(b)(2).
The Company appeared before a Panel on April 14, 2022. The Panel issued a decision on April 22, 2022, granting the Company request to remain listed in the Exchange subject to certain conditions. The Company was advised that the exception granted through August 29, 2022 represented the full extent of the Panel discretion.
On September 2, 2022, the Panel issued a delist decision based on the Company inability to demonstrate with the Exchange continued listing requirements before the end of the Panel discretionary period. Additionally, the Company was notified that trading in its securities would be suspended on September 7, 2022. The Company did not appeal the Panel decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company common stock became final on October 17, 2022.